EXHIBIT 3.1

ARTICLES OF AMENDMENT TO

RESTATED ARTICLES OF INCORPORATION OF

CHARLES & COLVARD, LTD.

Pursuant to Section 55-10-06 of the North Carolina Business Corporation Act, the undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Restated Articles of Incorporation:

1.	The name of the corporation is Charles & Colvard, Ltd.

2.	The Restated Articles of Incorporation of the corporation are hereby amended as follows:

That Article II of the Restated Articles of Incorporation, as amended to date, be and hereby is further amended by deleting the first paragraph thereof and inserting in its place the following:

“The Corporation is authorized to issue two (2) classes of capital stock to be designated, respectively, Common Stock (“Common Stock”) and Preferred Stock (“Preferred Stock”). The total number of shares of capital stock that the Corporation is authorized to issue is sixty million (60,000,000). The total number of shares of Common Stock the Corporation shall have authority to issue is fifty million (50,000,000), and the total number of shares of Preferred Stock the Corporation shall have authority to issue is ten million (10,000,000). The Common Stock shall have no par value per share, and the Preferred Stock shall have no par value per share.

At 12:01 a.m., Eastern Time, on May 17, 2024 (the “Effective Date”), each share of Common Stock, no par value per share, issued immediately prior to the Effective Date will be automatically combined and converted into that fraction of a share of Common Stock, no par value per share, of the Corporation as has been determined by the Board of Directors in its sole discretion at a ratio of one-for-ten shares of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. To the extent that any shareholder shall be deemed after the Effective Date as a result of these Articles of Amendment to own a fractional share of Common Stock, such fractional share resulting from the Reverse Stock Split shall be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Date represented shares of Common Stock (“Old Certificates”), shall, automatically and without the necessity of presenting the same for exchange, thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

3.	The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.
4.	These Articles of Amendment will become effective at 12:01 a.m., Eastern Time, on May 17, 2024.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of May, 2024.

CHARLES & COLVARD, LTD.

By:	/s/ Don O’Connell
Name:	Don O’Connell
Title:	President and Chief Executive Officer